Commission File No. 333-8878


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2005


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached as Exhibit 99.1 to this report on Form 6-K is a copy of the press release dated April 8, 2005 relating to the Company's announcement of completion of the offer to exchange all of its outstanding 9% First Preferred Ship Mortgage Notes due 2014, that were issued in a private placement on November 24, 2004, for an equal principal amount of 9% First Preferred Ship Mortgage Notes due 2014, that are registered under the Securities Act of 1933, as amended.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  April 8, 2005                       By: /s/ Felipe Menendez
                                                -------------------
                                                    Felipe Menendez
                                                    President







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